

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

W. Bradley Voss
Executive Vice President and Chief Financial Officer
Triumph Financial, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

> **Re: Triumph Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36722**

Dear W. Bradley Voss:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance